INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

April 26, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of WV Concentrated Equities Fund

Ladies and Gentlemen:

This letter summarizes the additional comment provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 26, 2017, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the WV Concentrated Equities Fund (the “Fund”), a series of the Registrant. The response to the comment is included below and will be reflected in the final 497(c) filing.

PROSPECTUS

Exchange Privilege

1.
On page 23 under the section entitled “Exchange Privilege” the following sentence was added: “Generally, there are no sales charges for exchanges of shares; however, please contact the Fund or your intermediary for further information.” The bolded section of this sentence does not comply with Item 12(a)(2) of Form N-1A. Consider deleting it or modifying it to comply.

Response: The Registrant has removed the bolded section from the Prospectus. The sentence now reads as follows:

Generally, there are no sales charges for exchanges of shares.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake